Hawaiian Electric Exhibit 12.2

Hawaiian Electric Company, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

	Nine months ended September 30		Years ended December 31
(dollars in thousands)	2017	2016	2016	2015	2014	2013	2012
Fixed charges
Total interest charges	$53,061	$50,174	$67,407	$67,178	$66,132	$64,130	$62,056
Interest component of rentals	2,636	2,435	3,249	3,060	3,244	2,793	2,690
Pretax preferred stock dividend requirements of subsidiaries	1,076	1,084	1,453	1,443	1,444	1,421	1,467
Total fixed charges	$56,773	$53,693	$72,109	$71,681	$70,820	$68,344	$66,213
Earnings
Net income attributable to Hawaiian Electric	$95,406	$109,712	$143,397	$136,794	$138,721	$124,009	$100,356
Fixed charges, as shown	56,773	53,693	72,109	71,681	70,820	68,344	66,213
Income taxes	54,623	63,978	84,801	79,422	80,725	69,117	61,048
Interest capitalized	(3,807)	(2,716)	(3,727)	(3,265)	(3,954)	(7,097)	(4,355)
Earnings available for fixed charges	$202,995	$224,667	$296,580	$284,632	$286,312	$254,373	$223,262
Ratio of earnings to fixed charges	3.58	4.18	4.11	3.97	4.04	3.72	3.37

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income before preferred stock dividends of Hawaiian Electric and before adjustment for undistributed income or loss from equity investees and (ii) fixed charges (as hereinafter defined, but excluding interest capitalized). “Fixed charges” represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense and (iv) the preferred stock dividend requirements of Hawaii Electric Light and Maui Electric, increased to an amount representing the pretax earnings required to cover such dividend requirements.